U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                        Commission File Number: 001-16061

                           NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

For Period Ended: MARCH 31, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: N/A

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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PART I - REGISTRANT INFORMATION

KEY3MEDIA GROUP, INC.
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Full Name of Registrant

N/A
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Former Name if Applicable

5700 WILSHIRE BLVD., SUITE 325
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Address of Principal Executive Office (STREET AND NUMBER)

LOS ANGELES, CA 90036
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         As previously disclosed in its periodic reports under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's businesses have deteriorated significantly since 2001 due primarily to the severe downturn in the information technology industry, the ongoing effects of terrorist activity and the weakness in the economy in general. As a result of these developments and the level of its outstanding debt obligations, the Company was forced to significantly reduce its workforce and curtail its operations. After considering the available alternatives, the Company's Board of Directors concluded that a change of control transaction would be in the best interests of the Company's creditors and shareholders. On February 3, 2003 the Company filed for protection under Chapter 11 of the U.S. Bankruptcy Code and began seeking approval of a plan of reorganization. The Company is negotiating with its creditors for approval of this plan of reorganization in a Chapter 11 proceeding currently pending in the United States Bankruptcy Court for the District of Delaware. The combination of the significant business downturn and workforce reductions, the reorganization process, the bankruptcy proceeding and the Company's limited financial resources have imposed significant burdens on the remaining management of the Company and, as a result, they have not had the time or resources to prepare and file the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 on a timely basis without unreasonable effort or expense. For these and other reasons, the Company has applied to the staff of the Securities and Exchange Commission for relief from its ongoing Exchange Act reporting obligations during the bankruptcy proceeding, but the staff has not yet granted that application.

 PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Peter B. Knepper                  323                   954-6000
    --------------------------        -----------              ----------
            (Name)                    (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). [X] Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|_| Yes   |X| No  (Based on a comparison of loss from operations for the 1st
Quarter of 2003 with the 1st Quarter of 2002)

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                     KEY3MEDIA GROUP, INC.
                              ----------------------------------------
                            (Name of Registrant as Specified in Charter)

                 The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  May 15, 2003                       By:  /S/ PETER B. KNEPPER
                                                --------------------------------
                                                PETER B. KNEPPER
                                                Executive Vice President and
                                                Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.